Exhibit 99.1

Press Release

Eltek Ltd. Reports Full Year and Fourth Quarter 2026 Financial Results

Petach Tikva, Israel (March 9, 2026) Eltek Ltd. (NASDAQ: ELTK), a global manufacturer and supplier of technologically advanced solutions in the field of printed circuit boards (PCBs), today announced its financial results for the full year and fourth quarter ended December 31, 2025.

Full Year and Fourth Quarter 2025 Highlights

◾	Revenues: Revenues for 2025 were $51.8 million, an increase of 11% ($5.3 million) compared to 2024.

◾	Profitability: Net income reached $0.8 million in 2025 compared to $4.2 million in 2024. EBITDA reached $4.5 million compared to $5.9 million in 2024.

◾
Q4 Highlights: Revenue for the fourth quarter amounted to $13.2 million, compared to $10.8 million in the corresponding period of the previous year. Loss for the quarter was $0.3 million, while EBITDA totaled $0.7 million.

Transition Period and Future Growth Outlook:

2025 was a challenging year, during which the Company’s manufacturing operations underwent significant transformation as part of the Company's preparation for the integration of its new plating lines. As part of this process, entire production systems were relocated to new facility space, accompanied by the replacement and upgrading of machinery.

These extensive operational changes, while strategically important for the Company’s long-term growth, led at times to complex operational challenges that were reflected in lower profitability during the year. In parallel, the Company experienced workforce-related challenges, including the recruitment and training of personnel required to operate and support the new equipment, as well as the retention of skilled employees with critical expertise.

In addition, the sharp depreciation of the U.S. dollar against the Israeli shekel—from NIS 3.65 per dollar to NIS 3.19 per dollar, representing a decline of approximately 13% - had a material impact on the Company’s operating results. This currency movement increased the Company’s shekel-denominated expenses when translated into U.S. dollars, resulting in an increase of approximately $2.2 million in reported NIS-based operating expenses.

Market Trends and Outlook:

Global demand for high-performance printed circuit boards (PCBs) continues to strengthen, particularly in the defense and medical technology sectors, where reliability and multi-layer complexity are mission critical. Elevated global defense budgets, modernization of electronic warfare and radar systems, and increasing deployment of unmanned and autonomous platforms are driving sustained demand for advanced HDI and rigid-flex solutions. The medical market is expanding rapidly, fueled by growth in diagnostic imaging, minimally invasive systems, implantable devices and wearable technologies, all of which require compact, high-reliability PCB architectures.

The Company’s strategic capital expenditures program is directly aligned with these market dynamics. Investments in new plating lines and upgraded production infrastructure are designed to expand capacity, enhance technological capabilities and support increasingly complex product families required by customers in these high-growth segments.

Management Statement:

Eli Yaffe, CEO of Eltek, stated, "Our investment program over the past year reflects our strong conviction in the long-term growth of the high-performance PCB market, particularly in the defense, medical and high-end industrial sectors. These industries require advanced technological capabilities, uncompromising quality standards and increasing production sophistication — areas in which we are strategically strengthening our position.

The expansion and modernization of our manufacturing infrastructure are designed not only to increase capacity, but also to support more complex, higher-value product families aligned with evolving customer requirements. While the transition period presents ongoing operational challenges, we view these investments as foundational to our next phase of growth.”

2025 Full Year GAAP Financial Results

Revenues for 2025 were $51.8 million compared to $46.5 million in 2024.

Gross profit for 2025 was $8.0 million (15 % of revenues) compared to $10.3 million (22% of revenues) in 2024.

Operating profit for 2025 was $2.3 million compared to operating profit of $4.4 million in 2024.

Financial expenses for 2025 were $1.3 million compared to financial income of $0.7 million in 2024. The financial expenses derive primarily from the erosion of the U.S. Dollar against the NIS during the year.

Net profit for 2025 was $0.8 million or $0.12 per fully diluted share compared to net profit of $4.2 million or $0.63 per fully diluted share in 2024.

2025 Full Year Non-GAAP Financial Results

EBITDA for 2025 was a $4.5 million (9% of revenues) compared to EBITDA of $5.9 million (13% of revenues) in 2024.

Fourth Quarter 2025 GAAP Financial Results

Revenues for the fourth quarter of 2025 were $13.2 million compared to $10.8 million in the fourth quarter of 2024.

Gross profit for the fourth quarter of 2025 was $1.2 million (9% of revenues) compared to $1.9 million (18% of revenues) in the fourth quarter of 2024.

Operating profit for the fourth quarter of 2025 was $0.1 million compared to operating profit of $0.4 million in the fourth quarter of 2024.

Financial expenses for the fourth quarter of 2025 were $0.5 million, compared to financial expenses of $0.3 million in the fourth quarter of 2024. The financial expenses derive primarily from the erosion of the U.S. Dollar against the NIS during the quarter.

Net loss for the fourth quarter of 2025 was $0.3 million compared to net profit of $23 thousand in the fourth quarter of 2024.

Fourth Quarter 2025 Non-GAAP Financial Results

EBITDA for the fourth quarter of 2025 was $0.7 million (5% of revenues) compared to EBITDA of $0.8 million (7% of revenues) in the fourth quarter of 2024.

About our Non-GAAP Financial Information

The Company reports financial results in accordance with U.S. GAAP and herein provides EBITDA, a non-GAAP measure. This non-GAAP measure is not in accordance with, nor is it a substitute for, GAAP measures. This non-GAAP measure is intended to supplement the Company’s presentation of its financial results that are prepared in accordance with GAAP. The Company uses the non-GAAP measure presented to evaluate and manage the Company’s operations internally. The Company is also providing this information to assist investors in performing additional financial analysis. Reconciliation between the Company's results on a GAAP and non-GAAP basis is provided in a table below.

Conference Call

Today, Monday, March 9, 2026, at 9:30am Eastern Time (15:30pm Israel Time, 6:30am Pacific Time), Eltek will conduct a conference call to discuss the results. The call will feature remarks by Eli Yaffe, Chief Executive Officer and Ron Freund, Chief Financial Officer.

To participate, please call the following teleconference numbers. Please allow for additional time to connect prior to the call:

United States:	1-866-860-9642
Israel:	03-918-0691
International:	+972-3-918-0691

To Access a Replay of the Call

A replay of the call will be available for 30 days on the Investor Info section on Eltek’s corporate website at http://www.nisteceltek.com approximately 24 hours after the conference call is completed.

About Eltek

Eltek – ”Innovation Across the Board”, is a global manufacturer and supplier of technologically advanced solutions in the field of printed circuit boards (PCBs) and is an Israeli leading company in this industry. PCBs are the core circuitry of most electronic devices. Eltek specializes in the manufacture and supply of complex and high-quality PCBs, HDI, multilayered and flex-rigid boards for the high-end market. Eltek is ITAR compliant and has AS-9100 and NADCAP Electronics certifications. Its customers include leading companies in the defense, aerospace and medical industries in Israel, the United States, Europe and Asia.

Eltek was founded in 1970. The Company’s headquarters, R&D, production and marketing center are located in Israel. Eltek also operates through its subsidiary in North America and by agents and distributors in Europe, India, South Africa and South America.

For more information, visit Eltek's web site at www.nisteceltek.com

Forward Looking Statements

Some of the statements included in this press release may be forward-looking statements that involve a number of risks and uncertainties including, but not limited to expected results in future quarters, the impact of currency movements between the US Dollar exchange rate against the Israeli Shekel, the impact of the Coronavirus on the economy and our operations, risks in product and technology development and rapid technological change, product demand, the impact of competitive products and pricing, market acceptance, the sales cycle, changing economic conditions and other risk factors detailed in the Company’s Annual Report on Form 20-F and other filings with the United States Securities and Exchange Commission. Any forward-looking statements set forth in this press release speak only as of the date of this press release. The information found on our website is not incorporated by reference into this press release and is included for reference purposes only.

Investor Contact

Ron Freund
Chief Financial Officer
Investor-Contact@nisteceltek.com
+972-3-939-5023

(Tables follow)

Eltek Ltd.
Consolidated Statements of Income
(In thousands US$, except per share data)

	Three months ended		Twelve months ended
	December 31,		December 31,
	2025	2024	2025	2024

Revenues	13,238	10,758	51,790	46,527
Costs of revenues	(12,081)	(8,824)	(43,806)	(36,188)

Gross profit	1,157	1,934	7,984	10,339

Research and development expenses, net	-	(108)	(50)	(187)
Selling, general and administrative expenses	(1,041)	(1,468)	(5,587)	(5,760)

Operating income	116	358	2,347	4,392

Financial income (expenses), net	(479)	(271)	(1,274)	705

Income (loss) before income taxes	(363)	87	1,073	5,097

Income tax expenses (tax benefit)	(53)	64	247	873

Net income (loss)	(310)	23	826	4,224

Earnings per share:
Basic net income (loss) per ordinary share	(0.05)	-	0.12	0.64

Diluted net income (loss) per ordinary share	(0.05)	-	0.12	0.63

Weighted average number of ordinary shares used to compute
basic net income (loss) per ordinary share (in thousands)	6,720	6,713	6,716	6,626

Weighted average number of ordinary shares used to compute
diluted net income (loss) per ordinary share (in thousands)	6,796	6,782	6,789	6,701

Eltek Ltd.
Consolidated Balance Sheets
(In thousands US$)

	December 31,	December 31,
	2025	2024

Assets

Current assets:
Cash and cash equivalents	2,481	7,575
Short-term bank deposits	9,643	9,663
Trade receivables (net of allowance for credit losses)	14,789	11,786
Inventories	11,154	9,488
Other accounts receivable and prepaid expenses	607	602

Total current assets	38,674	39,114

Long term assets:
Severance pay fund	65	56
Deferred tax assets, net	387	496
Operating lease right-of-use assets	6,272	5,911
Total long term assets	6,724	6,463

Property and equipment, net	20,862	14,578

Total Assets	66,260	60,155

Liabilities and Shareholder's equity

Current liabilities:
Trade payables	6,047	7,367
Other accounts payable and accrued expenses	6,565	5,136
Short-term operating lease liabilities	1,100	827

Total current liabilities	13,712	13,330

Long-term liabilities:
Accrued severance pay	515	443
Long-term operating lease liabilities	5,296	5,190

Total long-term liabilities	5,811	5,633

Shareholders' equity:
Ordinary shares, NIS 3.0 par value authorized 10,000,000 shares, issued and outstanding 6,719,827 at December 31, 2025 and 6,714,040 at December 31, 2024	6,012	6,011
Additional paid-in capital	32,662	32,627
Foreign currency translation adjustments	6,111	664
Capital reserves	3,019	2,507
Accumulated deficit	(1,067)	(617)
Total shareholders' equity	46,737	41,192
Total liabilities and shareholders' equity	66,260	60,155

Eltek Ltd.
Unaudited Non-GAAP EBITDA Reconciliation
(In thousands US$)

	Three months ended		Twelve months ended
	December 31,		December 31,
	2025	2024	2025	2024

GAAP Net Income (loss)	(310)	23	826	4,224
Add back items:

Financial income (expenses), net	(479)	(271)	(1,274)	705
Income tax expenses (tax benefit)	(53)	64	247	873
Depreciation and amortization	574	405	2,104	1,546
Non-GAAP EBITDA	690	763	4,451	5,938

Eltek Ltd.
Consolidated Statements of Cash Flows
(In thousands US$)

	Three months ended		Twelve months ended
	December 31,		December 31,
	2025	2024	2025	2024

Cash flows from operating activities:

Net Income (loss)	(310)	23	826	4,224
Adjustments to reconcile net income to net cash flows
provided by operating activities:
Depreciation	574	405	2,104	1,546
Accrued interest, net	269	(392)	746	(463)
Share-based compensation	111	161	512	607
Decrease (increase) in deferred tax assets	(63)	217	166	621
	891	391	3,528	2,311

Decrease (increase) in operating lease right-of-use assets, net	(16)	(2)	3	2
Decrease (increase) in trade receivables	(108)	1,230	(1,215)	(988)
Decrease (increase) in other receivables and prepaid expenses	(162)	(260)	75	341
Decrease (increase) in inventories	1,472	(2,711)	(283)	(3,532)
Increase (decrease) in trade payables	(814)	378	(2,951)	929
Increase (decrease) in other liabilities and accrued expenses	542	966	641	1,255
Increase (decrease) in employee severance benefits, net	(57)	(4)	8	(2)
	857	(403)	(3,722)	(1,995)

Net cash provided by operating activities	1,438	11	632	4,540

Cash flows from investing activities:
Purchase of fixed assets	(1,085)	(1,592)	(5,351)	(9,506)
proceeds from (Investment in) short-term bank deposits, net	-	303	534	(6,365)
Net cash used in investing activities	(1,085)	(1,289)	(4,817)	(15,871)

Cash flows from financing activities:
Exercise of options	-	18	36	296
Dividend distribution	-	-	(1,276)	-
Issuance of shares, net	-	-	-	9,312
Net cash provided by (used in) financing activities	-	18	(1,240)	9,608

Effect of translation adjustments	4	287	331	20

Net increase (decrease) in cash and cash equivalents	357	(973)	(5,094)	(1,703)

Cash and cash equivalents at the beginning of the period	2,124	8,548	7,575	9,278

Cash and cash equivalents at the end of the period	2,481	7,575	2,481	7,575